TENNYSON
NETWORKS LIMITED

November 22, 2002

By Facsimile
0015 1 202 942 9624
2 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation [redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. An announcement to the ASX dated November 22, 2002, re Extension of Closing Date for Share Purchase Plan.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON
NETWORKS LIMITED

Extension of Closing Date for Share Purchase Plan

Melbourne, 22 November 2002 – Tennyson Networks Ltd (ASX: TNY) announced on 11 October 2002 that it was implementing a Share Purchase Plan ("Plan") to provide eligible shareholders with the opportunity to subscribe for additional ordinary shares in the Company.

The closing date for the offer of shares under the Plan was 22 November 2002.

The response to the Company's offer under the Plan to date has been very positive. However, the Company now wishes to extend the closing date of the offer to 5pm (WST) on 19 December 2002, to give those eligible shareholders who have not yet subscribed for shares under the Plan a further opportunity to do so.

D.J. Carmichaels, the Perth stockbrokers managing the Plan, have provided their consent to this extension.

Eligible shareholders may subscribe for a minimum of 33,333 shares for a consideration of $1,000. The maximum number that may be subscribed for is 166,667 shares for a consideration of $5,000. Tennyson's directors encourage all shareholders' participation in the Plan.

If you have any questions in respect of the offer under the Plan or would like to obtain a copy of the terms and conditions of the Plan and the Application Form to subscribe for shares, please contact Computershare Investor Services on +61 8 9323 2003 or D.J. Carmichaels on +61 8 9263 5288.

Rick A. Pullia
CHIEF EXECUTIVE OFFICER